Annual Report

SEPTEMBER 30, 2006

Waddell & Reed Advisors Municipal High Income Fund



CONTENTS

This report is submitted for the general information of the shareholders of Waddell & Reed Advisors Municipal High Income Fund, Inc. It is not authorized for distribution to prospective investors in the Fund unless preceded or accompanied by a current Waddell & Reed Advisors Municipal High Income Fund, Inc. prospectus and current Fund performance information.

President's Letter

September 30, 2006



DEAR SHAREHOLDER:

Enclosed is our report on your Fund's operations for the 12 months ended September 30, 2006. It has been an especially volatile period. Overall, stock prices rose as energy prices fell and the U.S. housing market deteriorated. The S&P 500 Index advanced 10.80 percent, led by telecommunications and financial stocks. Energy stocks were the weakest performers during the period. International stocks also posted strong gains, as the Morgan Stanley Capital International EAFE Index climbed 19.16 percent.

The Fed pauses. The world does not.

Bond yields climbed and prices declined for much of the past 12 months as central banks around the world continued to tighten monetary policies. In August, however, the Federal Reserve ended a two-year long streak of boosting short-term U.S. interest rates amid signs that inflation was easing. This helped ignite a summer rebound in the U.S. fixed income market. The Citigroup Broad Investment Grade Index returned 3.71 percent for the period. For investors, the difference in income potential between money market securities (those maturing in

U.S. TREASURY YIELDS
(September 30, 2005 compared to September 29, 2006)



6%
4%
2%
0%
YIELD
3 mos.
6 mos.
2 yrs.
3 yrs.
5 yrs.
10 yrs.
30 yrs.
MATURITY
Treasury yields as of
9/29/06
9/30/05

Source: Bloomberg. Past performance does not guarantee future results. Yields shown fluctuate daily and are not representative of the income potential of a specific mutual fund.

less than a year) and taxable bonds that mature in 10 to 30 years has compressed dramatically. As of September 30, 2006, three-month and six-month U.S. Treasury bills yielded more than 30-year bonds, on average. Such a pattern is generally associated with a slowdown in economic growth. Consumers appear to be growing wary of spending to excess as home "for sale" signs have become about as difficult to remove from lawns as dandelions, and as numerous.

Energy prices hit record, then slide.

The cost of energy has been one of the top economic stories since autumn of 2005. Oil, natural gas and gasoline prices all reached record highs, only to fall back during the summer as energy stockpiles reached greater-than-expected levels and the 2006 U.S. hurricane season was mild. At its peak this past July, oil reached $78.40 a barrel, a nearly eight-fold increase from 1986, and more than double the price just three years ago. Gasoline, peaking at over $3 per gallon in the spring, had fallen to about $2.25 as of this writing.

We believe that, over the longer term, the cost of energy will resume an upward path. There's just too much long-term global demand relative to known reserves, in our opinion, especially in rapidly growing countries such as China and India. Also, our appetite for hydrocarbons in the U.S. remains voracious. Global weather patterns and geopolitics appear to be calmer for the moment, but we feel there's still ample long-term risk to oil

and gas supplies from the wrath of both nature and political extremism.

Profit growth appears less robust.

As energy prices have retreated, it appears that one of the chief engines for double-digit corporate profit growth for the S&P 500 may stall in the months ahead. Without the contribution of record oil company earnings, large company profits would have grown 8.2 percent in the past year, versus the reported 13 percent (Source: Bloomberg). We think that falling energy prices have both positive and negative implications for stocks. While it now means lower production and transportation costs for many companies and consumers, helping earnings of firms such as airlines, it is also a headwind for energy firms and utility earnings.

Plan ahead.

None of us can predict with certainty what the price of gas will be down the road, or pinpoint exactly what it will cost to heat and maintain our homes. What we can do, however, is plan as much as we can for the trip ahead – both our economic journey and our ongoing journey toward our financial goals. I firmly believe that with a personal financial plan, you and your financial advisor can build an effective road map to help you more efficiently meet the financial bumps and challenges ahead.

Thank you for your continued confidence in us as long-term stewards of your investments.

Respectfully,

Henry J. Herrmann

Henry J. Herrmann, CFA
President

The opinions expressed in this letter are those of the President of the Fund, and are current only through the end of the period of the report, as stated on the cover. The President's views are subject to change at any time, based on market and other conditions, and no forecasts can be guaranteed.

Questions and Answers with Portfolio Management

September 30, 2006



Below, Mark J. Otterstrom, CFA, portfolio manager of the Waddell & Reed Advisors Municipal High Income Fund, discusses the Fund's positioning, performance and results for the fiscal year ended Sept. 30, 2006. He has managed the Fund for six years and has 20 years of industry experience.



This diagram shows the Fund's fixed-income investment style by displaying the average credit quality of the bonds owned and the Fund's interest rate sensitivity, as measured by average maturity. Shaded areas show the past three years of quarterly data.
Source: Morningstar.

How did the Fund perform during the fiscal year?

It was a rewarding period. We outperformed both our benchmark, the Lehman Brothers Municipal Bond Index, and our peer group, the Lipper High Yield Municipal Debt Funds Universe Average for the 12 months ended Sept. 30. The Fund's Class A shares rose 7.37 percent (excluding sales charge) for the period compared to 4.45 percent for our benchmark and 6.73 percent for the peer group, which reflects the performance of funds with similar investment objectives.

Please note that Fund and peer group returns include applicable fees and expenses, whereas an unmanaged index does not include any fees.

What factors contributed to the Fund's results?

While duration management is important for a bond fund, we believe that credit selection is the most influential factor in the total return of a municipal high income bond fund. During the last 12 months, we had several investments that enjoyed significant credit quality improvement. Alternately, there were only a few holdings that had measurable credit quality deterioration. Several Fund holdings were also pre-refunded during the past fiscal year. When a bond is pre-refunded it goes from a long-term, lower-quality bond to a short-term, high-quality bond. The Fund benefited from significant price appreciation as these pre-refunded bonds rolled down the yield curve and up the credit curve. In addition, we increased our exposure to industrial revenue bonds issued on behalf of some major U.S. airlines. Improved cash flow and expense controls by these airlines have allowed the credit spreads on these bonds to narrow dramatically. In fact, municipal credit spreads, in general, have continued to narrow. This has allowed high-yield municipal bond funds to outperform all other municipal bond fund groups over the last 12 months.

Portfolio Characteristics (as of 9/30/06)	
Average maturity	18.35 years
Effective duration	6.06 years
Weighted average bond rating	BBB

Information presented is for illustrative purposes only and is subject to change.

What other market conditions or events influenced the Fund's return during the last 12 months?

For the first nine months of the past fiscal year, the long dated municipal bond market traded in a relatively narrow trading range. While short-term municipal rates increased by over 90 basis points (0.90 percent), the long end of the curve sold off only 10 basis points (0.10 percent). Credit spreads tightened as cash flow into our market continued to be strong. The lack of credit defaults in our market enticed non-traditional buyers to buy high-yield municipal bonds. This activity served to further compress yields on new issuance as well as secondary offerings. Our longer duration, lower quality bonds performed very well during this period.

Over the last three months there has been a surprisingly strong rally in the bond market. Following the Federal Reserve's decision to put further rate hikes on hold, the bond market has reacted to any sign of a slowing economy as a sign that the Fed will have to reverse course soon and begin to cut short-term interest rates. We believe that the market reaction appears to be excessive. FOMC members have recently signaled to the markets that inflation continues to be a bigger concern to Fed policy makers than the recent slowdown in growth. The Fund's relatively short duration prevented it from fully participating in this rally at the end of our fiscal year-end.

Another event that affected performance this past year was the sale of defaulted Maryland economic development bonds from the portfolio in September 2006. The sale had a one-time positive effect on the Fund's net asset value, but reduced the Fund's tax-exempt income during the last month of the fiscal year.

What strategies and techniques did you employ that specifically affected Fund performance?

Over the last 12 months we continued to maintain a barbell structure to the portfolio. We own short duration, high-quality bonds to provide ample liquidity while allowing us to stay fully invested. The majority of what we own is longer duration, higher yielding bonds. These bonds have performed very well over the last year due to the continued tightening of credit spreads in our market. We continually attempt to buy the highest yielding bonds in the market as long as we believe we are being adequately compensated for the duration risk and the credit risk associated with each of our holdings. We have held onto lower-rated and non-rated holdings that we believe have good credit quality characteristics. We are not buying new issues that we believe have poor credit standards.

What industries or sectors did you emphasize during the last 12 months?

The Fund increased its exposure to the airline industry in late 2005. This allowed us to benefit from the greatly improved credit quality of some major carriers, as operations were restructured and oil prices fell. Also, health care was a large part of the portfolio. Not-for-profit hospital and continuing care retirement centers (CCRC's) were a major source of new issue product in the municipal high-yield market. CCRC's have a very good track record for financial performance and credit quality improvement. As the United States population ages, we feel that there will be an increasing demand for high quality health care for the aging. Special tax districts, charter school general obligation bonds and non-rated limited tax general obligation bonds have also been a good source of diversification for the Fund. All of these sectors have performed well over the last 12 months.

What looks attractive to you going forward?

It would appear to be unlikely that the recent rally in municipal bond interest rates can be sustained throughout the next year. We intend to continue to keep the Fund fully invested and duration neutral to its peer group. We look to lengthen the duration of the Fund if market conditions warrant. Due to the huge demand for high-yield municipal bonds, we believe that credit spreads could remain relatively narrow. We will likely look to single family housing, special tax district and transportation sectors in an effort to add value. In particular, the health care sector continues to offer some opportunities for price appreciation and relatively high income. It is important that we stay broadly diversified across municipal bond sectors and geographic regions.

As with any mutual fund, the value of the Fund's shares will change, and you could lose money on your investment.

The Fund's performance noted above is at net asset value (NAV), and does not include the effect of any applicable sales charges. If reflected, the sales charge would reduce the performance noted.

Investing in high-income securities may carry a greater risk of nonpayment of interest or principal than higher-rated bonds. Fixed-income securities are subject to interest rate risk and, as such, the net asset value of the Fund's shares may fall as interest rates rise. These and other risks are more fully described in the Fund's prospectus.

The opinions expressed in this report are those of the portfolio manager and are current only through the end of the period of the report as stated on the cover. The manager's views are subject to change at any time based on market and other conditions, and no forecasts can be guaranteed.

Comparison of Change in Value of $10,000 Investment

———	Waddell & Reed Advisors Municipal High Income Fund, Inc., Class A Shares[1]	$16,630
— —— –	Lehman Brothers Municipal Bond Index.	$17,755
— —— —	Lipper High Yield Municipal Debt Funds Universe Average	$17,011



Please note that the performance of the Fund's other share classes will be greater or less than the performance shown above for Class A based on the differences in loads and fees paid by shareholders investing in the different classes.

(1) The value of the investment in the Fund is impacted by the sales load at the time of the investment and by the ongoing expenses of the Fund and assumes reinvestment of dividends and distributions.

Average Annual Total Return[2]				
Period	Class A	Class B	Class C	Class Y
1-year period ended 9-30-06	2.80%	2.47%	6.43%	7.61%
5-year period ended 9-30-06	5.04%	4.90%	5.04%	6.12%
10-year period ended 9-30-06	5.22%	—	—	—
Since inception of Class[3] through 9-30-06	—	4.46%	4.45%	4.60%

(2) **Data quoted is past performance and is based on deduction of the maximum applicable sales load for each of the periods. Current performance may be lower or higher. Past performance is no guarantee of future results. Investment return and principal value of an investment will fluctuate and shares, when redeemed, may be worth more or less than their original cost. Please visit www.waddell.com for the Fund's most recent month-end performance. Class A shares carry a maximum front-end sales load of 4.25%. Class B and Class C shares carry maximum contingent deferred sales charges (CDSC) of 5% and 1%, respectively. (Accordingly, the Class C shares reflect no CDSC since it only applies to Class C shares redeemed within twelve months after purchase.) Class Y shares are not subject to sales charges.**

(3) 10-5-99 for Class B shares, 10-8-99 for Class C shares and 12-30-98 for Class Y shares (the date on which shares were first acquired and continuously held by shareholders).

Past performance is not necessarily indicative of future performance. Indexes are unmanaged. The performance graph and table do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or on the redemption of Fund shares.

Illustration of Fund Expenses

MUNICIPAL HIGH INCOME FUND

As a shareholder of the Fund, you incur two types of costs: (1) transaction costs, including sales charges (loads) on purchase payments, redemption fees and exchange fees; and (2) ongoing costs, including management fees, distribution and service fees, and other Fund expenses. The following table is intended to help you understand your ongoing costs (in dollars) of investing in the Fund and to compare these costs with the ongoing costs of investing in other mutual funds. The example is based on an investment of $1,000 invested at the beginning of the period and held for the six-month period ended September 30, 2006.

Actual Expenses

The first line for each share class in the following table provides information about actual account values and actual expenses. You may use the information in this line, together with the amount you invested, to estimate the expenses that you paid over the period. Simply divide your account value by $1,000 (for example, a $7,500 account value divided by $1,000 = 7.5), then multiply the result by the number in the first line under the heading entitled "Expenses Paid During Period" to estimate the expenses you paid on your account during this period. There may be additional fees charged to holders of certain accounts that are not included in the expenses shown in the table. These fees apply to Individual Retirement Accounts (IRAs), IRA Rollovers, Roth IRAs, Conversion Roth IRAs, Simplified Employee Pension (SEP), Simple IRAs, Tax-Sheltered Accounts (TSAs), Keogh Plans, Owner Only 401(k) (Exclusive K) Plans and Final Pay Plans. As of the close of the six months covered by the table, a customer is charged an annual fee of $15 within each plan type. This fee is waived for IRA Rollovers and Conversion Roth IRAs if the customer owns another type of IRA. Coverdell Education Savings Account plans are charged an annual fee of $10 per customer. You should consider the additional fees that were charged to your Fund account over the six-month period when you estimate the total ongoing expenses paid over the period and the impact of these fees on your ending account value as such additional expenses are not reflected in the information provided in the expense table. Additional fees have the effect of reducing investment returns.

Hypothetical Example for Comparison Purposes

The second line for each share class of the following table provides information about hypothetical account values and hypothetical expenses based on the Fund's actual expense ratio and an assumed rate of return of 5% per year before expenses, which is not the Fund's actual return. The hypothetical account values and expenses may not be used to estimate the actual ending account balance or expenses you paid for the period. You may use this information to compare the ongoing costs of investing in the Fund and other funds. To do so, compare this 5% hypothetical example with the 5% hypothetical examples that appear in the shareholder reports of the other funds. Please note that the expenses shown in the table are meant to highlight your ongoing costs only and do not reflect any transactional costs, such as sales charges (loads), redemption fees or exchange fees. Therefore, the second line of each share class in the table is useful in comparing ongoing costs only, and will not help you determine the relative total costs of owning different funds. In addition, if these transactional costs were included, your costs would have been higher.

For the Six Months Ended September 30, 2006	Beginning Account Value 3-31-06	Ending Account Value 9-30-06	Annualized Expense Ratio Based on the Six-Month Period	Expenses Paid During Period*
Based on Actual Fund Return[1]				
Class A	$1,000	$1,041.40	0.96%	$ 4.90
Class B	1,000	1,037.00	1.80	9.17
Class C	1,000	1,036.80	1.84	9.37
Class Y	1,000	1,042.60	0.73	3.78
Based on 5% Return[2]				
Class A	$1,000	$1,020.26	0.96%	$ 4.85
Class B	1,000	1,016.03	1.80	9.07
Class C	1,000	1,015.85	1.84	9.27
Class Y	1,000	1,021.40	0.73	3.74

*Fund expenses for each share class are equal to the Fund's annualized expense ratio for each share class (provided in the table), multiplied by the average account value over the period, multiplied by 183 days in the six-month period ended September 30, 2006, and divided by 365.

(1)This section uses the Fund's actual total return and actual Fund expenses. It is a guide to the actual expenses paid by the Fund in the period. The "Ending Account Value" shown is computed using the Fund's actual return and the "Expenses Paid During Period" column shows the dollar amount that would have been paid by an investor who started with $1,000 in the Fund. A shareholder may use the information here, together with the dollar amount invested, to estimate the expenses that were paid over the period. For every thousand dollars a shareholder has invested, the expenses are listed in the fourth column.

(2)This section uses a hypothetical 5% annual return and actual Fund expenses. It helps to compare the Fund's ongoing costs with other mutual funds. A shareholder can compare the Fund's ongoing costs by comparing this hypothetical example with the hypothetical examples that appear in shareholder reports of other funds.

The above illustration is based on ongoing costs only and does not include any transactional costs, such as sales loads, redemption fees or exchange fees.

SHAREHOLDER SUMMARY OF MUNICIPAL HIGH INCOME FUND

Portfolio Highlights

On September 30, 2006, Waddell & Reed Advisors Municipal High Income Fund, Inc. had net assets totaling $487,007,427 invested in a diversified portfolio.

As a shareholder of the Fund, for every $100 you had invested on September 30, 2006, your Fund owned:



Life Care/Nursing Center Revenue Bonds	$18.18
Industrial Development Revenue/ Pollution Control Bonds	$12.51
Other Municipal Bonds	$11.78
Housing Revenue Bonds	$10.94
Special Tax Bonds	$ 9.92
Prerefunded ETM Bonds	$ 8.87
Hospital Revenue Bonds	$ 8.39
City General Obligation Bonds	$ 5.95
Education Revenue Bonds	$ 4.92
Cash and Cash Equivalents	$ 4.29
Airport Revenue Bonds	$ 4.25

On September 30, 2006, the breakdown of bonds (by ratings) held by the Fund was as follows:



AAA	23.52%
AA	4.34%
A	5.12%
BBB	25.23%
BB	20.38%
B	15.46%
Below B	1.66%
Cash and Cash Equivalents	4.29%

Ratings reflected in the wheel are taken from the following sources in order of preference: Standard & Poor's, Moody's or management's internal ratings, where no other ratings are available.

2006 TAX YEAR TAXABLE EQUIVALENT YIELDS[1]						
If your Taxable Income is:		Your Marginal Tax Bracket Is	Equivalent Tax Free Yields			
Joint Return	Single Return		3%	4%	5%	6%
$ 0 - 15,100	$ 0 - 7,550	10%	3.33%	4.44%	5.56%	6.67%
$ 15,101 - 61,300	$ 7,551 - 30,650	15%	3.53%	4.71%	5.88%	7.06%
$ 61,301 - 123,700	$ 30,651 - 74,200	25%	4.00%	5.33%	6.67%	8.00%
$123,701 - 188,450	$ 74,201 - 154,800	28%	4.17%	5.56%	6.94%	8.33%
$188,451 - 336,550	$154,801 - 336,550	33%	4.48%	5.97%	7.46%	8.96%
$336,551 and above	$336,551 and above	35%	4.62%	6.15%	7.69%	9.23%

(1) Table is for illustration only and does not represent the actual performance of Waddell & Reed Advisors Municipal High Income Fund, Inc. Rates shown reflect federal income tax brackets only. Depending on your state of residence and whether you are subject to the federal or state alternative minimum taxes, yields shown may be higher or lower.

For more information on the Fund's current yield and most recent performance, see www.waddell.com or contact your advisor.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS	Principal Amount in Thousands	Value
Arizona – 2.18%		
Arizona Health Facilities Authority, Hospital Revenue Bonds (John C. Lincoln Health Network), Series 2000, 7.0%, 12–1–25	$3,500	$ 4,010,020
The Industrial Development Authorities of the City of Tucson, Arizona and the County of Pima, Joint Single Family Mortgage Revenue Bonds, Series 2006A–1, 5.35%, 1–1–38	2,000	2,136,560
Hayden-Winkelman Unified School District No. 41 of Gila County, Arizona, Capital Appreciation Refunding Bonds, Series 1995, 0.0%, 7–1–10	3,790	1,865,400
The Industrial Development Authority of the City of Tucson, Arizona, Education Revenue Bonds (Arizona Agribusiness and Equine Center, Inc. Project), Series 2004A, 6.125%, 9–1–34	1,380	1,432,840
The Industrial Development Authority of the County of Pima, Education Revenue Bonds (Noah Webster Basic School Project), Series 2004A, 6.125%, 12–15–34	1,115	1,173,147
		10,617,967
California – 2.38%		
Golden State Tobacco Securitization Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003A–1 (Fixed Rate), 6.75%, 6–1–39	5,000	5,649,900
State of California Various Purpose General Obligation Bonds, 5.0%, 2–1–23	2,620	2,752,520
CRHMFA Homebuyers Fund, Single Family Mortgage Revenue Bonds, Series 2006-FH–1, 5.5%, 8–1–47	2,000	2,168,280
California Municipal Finance Authority, Education Revenue Bonds (American Heritage Education Foundation Project), Series 2006A, 5.25%, 6–1–36	1,000	1,023,510
		11,594,210

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Colorado – 9.47%		
City and County of Denver, Colorado, Airport System Revenue Refunding Bonds, Series 2002E:		
5.25%, 11–15–13	$6,000	$ 6,443,340
5.25%, 11–15–14	4,000	4,288,800
Colorado Educational and Cultural Facilities Authority, Charter School Revenue Bonds: Collegiate Academy of Colorado Project, A Charter School Created by Jefferson County School District R–1, Jefferson County, State of Colorado, Series 2002:		
7.5%, 12–15–31	3,000	3,348,210
7.375%, 12–15–21	1,000	1,112,330
Stargate Charter School Project, Series 2002:		
6.0%, 5–1–22	1,605	1,674,031
6.125%, 5–1–33	1,000	1,047,850
Rampart Range Metropolitan District No. 1 (in the City of Lone Tree, Colorado), Revenue Bonds (Rampart Range Metropolitan District No. 2 Project), Series 2001,		
7.75%, 12–1–26	4,390	4,815,567
Aspen Grove Business Improvement District in the City of Littleton, Colorado, Limited Tax General Obligation Bonds, Series 2001,		
7.625%, 12–1–25	3,547	3,687,142
Pine Bluffs Metropolitan District (in the Town of Parker), Douglas County, Colorado, General Obligation Limited Tax Bonds, Series 2004,		
7.25%, 12–1–24	3,325	3,404,567
Granby Ranch Metropolitan District (in the Town of Granby, Colorado), Limited Tax General Obligation Bonds, Series 2006,		
6.75%, 12–1–36	3,000	3,067,620
Southlands Metropolitan District No. 1 (in the City of Aurora), Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2004,		
7.125%, 12–1–34	2,000	2,193,520
Cordillera Metropolitan District, General Obligation Bonds, Series 2000B:		
6.2%, 12–1–20	1,080	1,185,732
6.2%, 12–1–20	340	363,440

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Colorado (Continued)		
Sorrel Ranch Metropolitan District (in the City of Aurora), Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2006,		
5.75%, 12–1–36	$1,445	$ 1,462,730
Red Sky Ranch Metropolitan District, Eagle County, Colorado, General Obligation Bonds, Series 2003,		
6.05%, 12–1–33	1,245	1,299,917
Church Ranch Metropolitan District, City of Westminster, Colorado, General Obligation Limited Tax Bonds, Series 2003,		
6.0%, 12–1–33	1,260	1,280,689
Copperleaf Metropolitan District No. 2, Arapahoe County, Colorado, General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2006,		
5.95%, 12–1–36	1,250	1,266,037
Fallbrook Metropolitan District (in the City of Thornton, Colorado), General Obligation (Limited Tax Convertible to Unlimited Tax) Bonds, Series 2006,		
5.625%, 12–1–26	1,200	1,200,000
Piney Creek Village Metropolitan District, Arapahoe County, Colorado, General Obligation Bonds (Limited Tax Convertible to Unlimited Tax), Series 2005,		
5.5%, 12–1–35	1,100	1,112,529
Tallyn's Reach Metropolitan District No. 3 (in the City of Aurora, Colorado), Limited Tax (Convertible to Unlimited Tax) General Obligation Bonds, Series 2004,		
6.75%, 12–1–33	1,000	1,054,310
Adams 12 Five Star Schools, Adams County and City and County of Broomfield, Colorado, General Obligation Bonds, Series 2006B,		
0.0%, 12–15–25	2,000	798,000
		46,106,361
Connecticut – 1.62%		
Eastern Connecticut Resource Recovery Authority, Solid Waste Revenue Bonds (Wheelabrator Lisbon Project), Series 1993A,		
5.5%, 1–1–14	5,250	5,253,622

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Connecticut (Continued)		
Connecticut Development Authority, Pollution Control Revenue Refunding Bonds (The Connecticut Light and Power Company Project – 1993B Series), 5.95%, 9–1–28	$2,500	$ 2,629,750
		7,883,372
Delaware – 0.23%		
Sussex County, Delaware, Adjustable Rate First Mortgage Revenue Bonds (Cadbury at Lewes Project), Series 2006B:		
6.0%, 1–1–35	700	733,971
5.9%, 1–1–26	375	391,350
		1,125,321
Florida – 1.61%		
Capital Projects Finance Authority, Continuing Care Retirement Community, Revenue Bonds (Capital Projects Loan Program – The Glenridge on Palmer Ranch Project), Fixed Rate Revenue Bonds, Series 2002A, 8.0%, 6–1–32	5,000	5,614,000
St. Johns County Industrial Development Authority, Fixed Rate Health Care Revenue Bonds (Glenmoor Project), Series 2006A, 5.375%, 1–1–40	2,000	2,005,000
Capital Trust Agency, Housing Revenue Bonds (Atlantic Housing Foundation Properties), Subordinate Series 2005, 4.25%, 7–1–40 (A)	227	227,402
		7,846,402
Georgia – 1.42%		
Brunswick and Glynn County Development Authority, First Mortgage Revenue Bonds (Coastal Community Retirement Corporation – Marsh's Edge Project), Series 2004A, 7.25%, 1–1–35	4,625	4,617,091
Savannah Economic Development Authority, First Mortgage Revenue Bonds (The Marshes of Skidaway Island Project), Series 2003A:		
7.4%, 1–1–34	1,650	1,752,185
7.4%, 1–1–24	510	543,262
		6,912,538

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Illinois – 5.35%		
Community Unit School District Number 205, Du Page and Cook Counties, Illinois, General Obligation School Bonds:		
Series 2001,		
5.1%, 1–1–21	$6,500	$ 6,853,535
Series 2002,		
5.1%, 1–1–22	2,000	2,112,660
Bloomington-Normal Airport Authority of McLean County, Illinois, Central Illinois Regional Airport, Passenger Facility Charge Revenue Bonds, Series 2001:		
6.35%, 12–15–24	2,975	3,156,564
6.05%, 12–15–19	1,000	1,052,120
City of Chicago, Collateralized Single Family Mortgage Revenue Bonds, Series 2006E,		
5.5%, 12–1–42	3,000	3,235,260
Southwestern Illinois Development Authority, Senior Care Facility Revenue Bonds, Series 2006 (Eden Retirement Center, Inc. Project),		
5.85%, 12–1–36	2,675	2,695,945
Illinois Health Facilities Authority Series 2003A–1 (Villa St. Benedict Project),		
6.9%, 11–15–33	2,000	2,180,140
Village of Maywood, General Obligation Corporate Purpose Bonds, Series 2001C (Tax-Exempt),		
5.5%, 1–1–21	2,000	2,151,380
Illinois Finance Authority, Revenue Bonds, Series 2005A (The Landing at Plymouth Place Project),		
6.0%, 5–15–25	1,500	1,589,790
Illinois Finance Authority, Revenue Bonds (Three Crowns Park Project), Revenue Bonds Series 2006A,		
5.875%, 2–15–26	1,000	1,042,690
		26,070,084
Iowa – 2.25%		
City of Cedar Rapids, Iowa:		
First Mortgage Revenue Bonds, Series 1998-A (Cottage Grove Place Project),		
5.875%, 7–1–28	5,000	4,401,100
First Mortgage Adjustable Revenue Bonds, Series 2004 (Cottage Grove Place Project),		
6.5%, 7–1–33	2,655	2,557,429

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Iowa (Continued)		
Scott County, Iowa, Revenue Refunding Bonds (Ridgecrest Village), Series 2006,		
5.25%, 11–15–21	$2,650	$ 2,746,672
City of Coralville, Iowa (Coralville Marriott Hotel and Convention Center), Certificates of Participation Evidencing Undivided Proportionate Interests in Base Lease Payments Pursuant to a Lease Purchase Agreement, Series 2006D,		
5.25%, 6–1–26	1,200	1,267,872
		10,973,073
Kansas – 7.61%		
Sedgwick County, Kansas and Shawnee County, Kansas, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program):		
Series 2006A–5 Bonds,		
5.45%, 6–1–38	5,000	5,352,450
Series 2006A–4 Bonds,		
5.4%, 12–1–37	5,000	5,297,350
Series 2006B–1 Bonds,		
5.3%, 12–1–38	5,000	5,294,700
Series 2006A–6 Bonds,		
5.55%, 6–1–38	4,000	4,298,760
Series 2006A–3,		
5.3%, 12–1–28	3,000	3,163,260
City of Olathe, Kansas, Senior Living Facility Revenue Bonds:		
Catholic Care Campus, Inc., Series 2006A,		
6.0%, 11–15–38	4,750	5,018,850
Aberdeen Village, Inc., Series 2000A,		
8.0%, 5–15–30	3,255	3,782,440
City of Lawrence, Kansas, Hospital Revenue Bonds, Series 2006 (The Lawrence Memorial Hospital):		
5.125%, 7–1–36	2,000	2,105,640
5.125%, 7–1–26	1,000	1,059,310

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Kansas (Continued)		
Certificates of Participation, Series 1998A, Evidencing Proportionate Interests of the Owners Thereof in Rental Payments to be Made by the City of Spring Hill, Kansas, to Spring Hill Golf Corporation:		
6.5%, 1–15–28 (B)	$4,155	$ 1,620,450
6.375%, 1–15–20 (B)	105	40,950
5.75%, 1–15–06 (B)	75	30,000
		37,064,160
Louisiana – 0.22%		
Louisiana Public Facilities Authority, Refunding Revenue Bonds (Pennington Medical Foundation Project), Series 2006,		
5.0%, 7–1–21	1,000	**1,051,910**
Maine – 1.31%		
Maine Health and Higher Educational Facilities Authority, Revenue Bonds, Piper Shores Issue, Series1999A:		
7.55%, 1–1–29	5,000	5,419,050
7.5%, 1–1–19	900	964,242
		6,383,292
Massachusetts – 2.23%		
Massachusetts Industrial Finance Agency:		
First Mortgage Revenue Bonds, Reeds Landing Project, Series 1993,		
7.35%, 10–1–28	7,200	7,223,688
Resource Recovery Revenue Refunding Bonds (Ogden Haverhill Project), Series 1998A Bonds,		
5.6%, 12–1–19	2,500	2,603,850
5.5%, 12–1–13	1,000	1,046,050
		10,873,588
Michigan – 0.99%		
Garden City Hospital Finance Authority, Hospital Revenue and Refunding Bonds (Garden City Hospital Obligated Group), Series 1998A,		
5.75%, 9–1–17	2,820	2,821,777
Michigan Public Educational Facilities Authority, Limited Obligation Revenue Bonds (Michigan Technical Academy Project), Series 2006:		
6.375%, 2–1–26	1,000	1,001,630
6.5%, 2–1–36	1,000	993,400
		4,816,807

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Mississippi – 0.42%		
Mississippi Hospital Equipment and Facilities Authority, Hospital Refunding and Improvement Revenue Bonds (South Central Regional Medical Center), Series 2006:		
5.25%, 12–1–21	$1,350	$ 1,434,010
5.0%, 12–1–15	590	619,134
		2,053,144
Missouri – 13.84%		
Missouri Development Finance Board, Infrastructure Facilities Revenue Bonds:		
City of St. Joseph, Missouri:		
Sewerage System Improvements Project, Series 2004C,		
5.0%, 3–1–25	3,500	3,621,940
Triumph Foods, LLC Project, Series 2004A:		
6.0%, 3–1–15	1,000	1,064,340
5.25%, 3–1–25	500	519,750
City of Branson, Missouri (Branson Landing Project):		
Series 2004A:		
5.5%, 12–1–24	2,000	2,121,580
5.625%, 12–1–28	1,000	1,066,130
Series 2005A,		
6.0%, 6–1–20	1,000	1,159,530
City of Independence, Missouri:		
Eastland Center Project:		
Phase II, Series 2002B,		
6.0%, 4–1–21	2,100	2,203,236
Phase IV, Series 2000B,		
5.125%, 4–1–22	875	921,340
Crackerneck Creek Project, Series 2006C,		
5.0%, 3–1–28	1,100	1,138,346
Santa Fe Redevelopment Project, Series 2001,		
5.25%, 4–1–23	2,500	2,630,450
City of Harrisonville, Missouri, Tax Increment Financing Improvement Revenue Notes (Harrisonville Towne Center Project), Series 2005,		
5.0%, 7–1–07	6,860	6,869,878

See Notes to Schedule of Investments on page 32.

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
The Industrial Development Authority of the City of Kansas City, Missouri:		
Health Care Facilities First Mortgage Revenue Bonds (The Bishop Spencer Place, Incorporated Project), Series 1994:		
6.5%, 1–1–35	$1,500	$ 1,577,880
6.25%, 1–1–24	1,000	1,040,330
Revenue Bonds, Series 2004 (Plaza Library Project),		
5.9%, 3–1–24	2,500	2,573,050
City of Belton, Missouri, Tax Increment Revenue Bonds (Belton Town Centre Project):		
Series 2004:		
6.0%, 3–1–19	2,610	2,664,523
6.25%, 3–1–24	1,000	1,021,900
Series 2006,		
5.625%, 3–1–25	600	611,154
City of Des Peres, Missouri, Tax Increment Refunding Revenue Bonds, Series 2002A (West County Center Project),		
5.75%, 4–15–20	4,000	4,110,080
The Industrial Development Authority of the City of Cameron, Missouri, Health Facilities Revenue Bonds (Cameron Community Hospital), Series 2000,		
6.25%, 12–1–21	3,250	3,517,280
The Industrial Development Authority of St. Joseph, Missouri:		
Healthcare Revenue Bonds (Living Community of St. Joseph Project), Series 2002,		
7.0%, 8–15–32	3,000	3,210,120
Tax Increment Revenue Bonds, Series 2005B (The Shoppes at North Village Project),		
5.5%, 11–1–27	270	278,959
M150 and 135th Street Transportation Development District, Transportation Sales Tax Revenue Bonds (State Line Station Project-Kansas City, Missouri), Series 2004,		
6.0%, 10–1–34	2,700	2,805,219

See Notes to Schedule of Investments on page 32.

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
City of Lake Ozark, Missouri, Neighborhood Improvement District Bonds (Osage National Project), Series 2005:		
6.1%, 3–1–25	$1,390	$ 1,434,133
5.6%, 3–1–17	685	698,762
5.6%, 3–1–11	425	425,302
City of Ballwin, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002A (Ballwin Town Center Redevelopment Project),		
6.25%, 10–1–17	2,200	2,243,428
The City of Nevada, Missouri (Nevada Regional Medical Center), Hospital Revenue Bonds, Series 2001,		
6.75%, 10–1–22	2,000	2,132,080
City of Riverside, Missouri, L–385 Levee Redevelopment Plan, Tax Increment Revenue Bonds (L–385 Levee Project), Series 2004,		
5.25%, 5–1–20	2,000	2,058,320
City of Maplewood, Missouri, Tax Increment Refunding Revenue Bonds, Series 2005 (Maplewood South Redevelopment Area Project),		
5.75%, 11–1–26	1,700	1,757,545
The St. Charles Riverfront Transportation Development District, St. Charles, Missouri, Revenue Bonds (River Bluff Drive Improvement Project), Series 2005:		
5.0%, 10–1–20	800	807,728
5.25%, 4–1–25	400	395,940
City of Cottleville, Missouri, Certificates of Participation (City of Cottleville, Missouri, Lessee), Series 2006:		
5.25%, 8–1–31	600	609,570
5.125%, 8–1–26	300	303,546
5.1%, 8–1–23	250	254,012
City of Chesterfield, Missouri, Tax Increment Refunding and Improvement Revenue Bonds, Series 2002 (Chesterfield Valley Projects),		
4.5%, 4–15–16	1,075	1,075,323
The Industrial Development Authority of the City of Hannibal, Missouri, Health Facilities Refunding Revenue Bonds (Hannibal Regional Hospital), Series 2006,		
5.0%, 3–1–22	1,000	1,040,300

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Missouri (Continued)		
City of Liberty, Missouri, Tax Increment Revenue Bonds, (Liberty Triangle Project), Series 2004:		
5.75%, 9–1–24	$750	$ 760,185
5.875%, 9–1–26	250	254,595
City of Chillicothe, Missouri, Tax Increment Revenue Bonds (South U.S. 65 Project), Series 2006,		
5.625%, 4–1–27	1,000	1,014,310
The Industrial Development Authority of the City of Grandview, Missouri, Tax Increment Revenue Bonds, Series 2006 (Grandview Crossing Project 1),		
5.75%, 12–1–28	1,000	1,011,980
The Strother Interchange Transportation Development District, Lee's Summit, Missouri, Revenue Bonds (District Road Improvement Project), Series 2006,		
5.0%, 5–1–24	675	680,650
City of Richmond Heights, Missouri, General Obligation Neighborhood Improvement District Bonds (Manhassett Village Neighborhood Improvement District Project), Series 2006,		
4.5%, 4–1–26	685	671,060
Refunding Certificates of Participation (Public Water Supply District No. 2 of Phelps County, Missouri), Series 2006,		
5.1%, 12–1–26	610	613,550
Broadway-Fairview Transportation Development District (Columbia, Missouri), Transportation Sales Tax Revenue Bonds, Series 2006A,		
6.125%, 12–1–36	400	412,780
		67,382,114
Nevada – 0.74%		
Clark County, Nevada, Special Improvement District No. 142 (Mountain's Edge), Local Improvement Bonds, Series 2003:		
5.8%, 8–1–15	1,995	2,066,960
6.375%, 8–1–23	1,500	1,556,955
		3,623,915
New Hampshire – 1.13%		
New Hampshire Health and Education Facilities Authority, Hospital Revenue Bonds, Catholic Medical Center Issue, Series 2002A:		
5.75%, 7–1–22	2,000	2,158,500
5.0%, 7–1–12	625	645,081

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New Hampshire (Continued)		
Business Finance Authority of the State of New Hampshire, Revenue Bonds (Franklin Regional Hospital Association Project), Series A,		
6.05%, 9–1–29	$1,925	$ 2,028,141
Lisbon Regional School District, New Hampshire, General Obligation Capital Appreciation School Bonds,		
0.0%, 2–1–13	740	648,129
		5,479,851
New Jersey – 5.39%		
New Jersey Economic Development Authority: Economic Development Bonds: Kapkowski Road Landfill Reclamation Improvement District Project (City of Elizabeth), Series 1998A (Non-AMT),		
5.5%, 4–1–12	5,685	5,937,698
6.375%, 4–1–18	2,385	2,803,114
First Mortgage Revenue Fixed Rate Refunding Bonds (Winchester Gardens at Ward Homestead Project), Series 1996A,		
8.625%, 11–1–25	3,000	3,071,190
Special Facility Revenue Bonds (Continental Airlines, Inc. Project), Series 1999,		
6.25%, 9–15–19	5,615	5,781,934
Fixed Rate First Mortgage Revenue Bonds (Lions Gate Project), Series 2005A:		
5.875%, 1–1–37	1,230	1,278,868
5.75%, 1–1–25	710	738,734
Tobacco Settlement Financing Corporation, Tobacco Settlement Asset-Backed Bonds, Series 2003,		
6.75%, 6–1–39	5,000	5,604,050
Camden County Improvement Authority, Health Care Redevelopment Project Revenue Bonds, The Cooper Health System Obligated Group Issue, Series 1997,		
6.0%, 2–15–27	1,000	1,028,370
		26,243,958

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York – 8.26%		
Suffolk County Industrial Development Agency (New York):		
Civic Facility Revenue Bonds:		
Series 1999B (The Southampton Hospital Association Civic Facility),		
7.625%, 1–1–30	$4,820	$ 5,022,247
Series 1999A (The Southampton Hospital Association Civic Facility),		
7.25%, 1–1–20	2,945	3,027,813
Continuing Care Retirement Community:		
Fixed Rate Revenue Bonds (Peconic Landing at Southold, Inc. Project – Series 2000A),		
8.0%, 10–1–20	2,000	2,209,220
First Mortgage Fixed Rate Revenue Bonds (Jefferson's Ferry Project – Series 1999A),		
7.2%, 11–1–19	1,500	1,663,365
Revenue Refunding Bonds (Jefferson's Ferry Project – Series 2006),		
5.0%, 11–1–28	1,200	1,231,488
Assisted Living Facility Revenue Bonds (Medford Hamlet Assisted Living Project), Series 2005,		
6.375%, 1–1–39	2,000	2,022,940
Trust Inverse Certificates, beneficial ownership in Tobacco Settlement Financing Corporation (State of New York), Asset-Backed Revenue Bonds, Series 2003B–1C (State Contingency Contract Secured),		
7.003%, 6–1–10 (C)	7,500	8,746,800
The Port Authority of New York and New Jersey, Consolidated Bonds, One Hundred Twenty-Sixth Series,		
5.5%, 11–15–11	5,000	5,377,050
Dormitory Authority of the State of New York:		
Third General Resolution Revenue Bonds (State University Educational Facilities Issue), Series 2002B,		
5.25%, 11–15–23	3,500	3,763,410
Nyack Hospital Revenue Bonds, Series 1996,		
6.25%, 7–1–13	1,500	1,457,355

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
New York (Continued)		
New York City Industrial Development Agency, Special Facility Revenue Bonds, Series 2005 (American Airlines, Inc. John F. Kennedy International Airport Project),		
7.75%, 8–1–31	$3,500	$ 4,147,010
City of Yonkers Industrial Development Agency, Civic Facility Revenue Bonds (St. John's Riverside Hospital Project), Series 2001B,		
7.125%, 7–1–31	1,455	1,569,960
		40,238,658
North Carolina – 2.22%		
North Carolina Eastern Municipal Power Agency Power System Revenue Bonds: Series 1999 D,		
6.7%, 1–1–19	2,500	2,733,900
Refunding Series 2003 C,		
5.5%, 1–1–14	2,000	2,180,300
Refunding Series 2003 A,		
5.5%, 1–1–12	2,000	2,145,360
North Carolina Medical Care Commission, Health Care Facilities First Mortgage Revenue Bonds (Pennybyrn at Maryfield Project), Series 2005A Fixed Rate Bonds,		
5.65%, 10–1–25	2,000	2,048,100
City of Durham, North Carolina, Multifamily Housing Revenue Bonds (Ivy Commons Project), Series 1997,		
6.75%, 3–1–32 (B)	2,130	1,683,169
		10,790,829
Ohio – 1.01%		
City of Toledo, Ohio, Multifamily Housing Mortgage Revenue Bonds, Series 1998-A (Hillcrest Apartments Project),		
6.125%, 12–1–29	3,860	3,160,915
Toledo Lucas County Port Authority, Development Revenue Bonds (Northwest Ohio Bond Fund), Series 2004C (Toledo Express Airport Project),		
6.375%, 11–15–32	1,650	1,776,423
		4,937,338

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Oklahoma – 2.30%		
Oklahoma County Home Finance Authority, Single Family Mortgage Revenue Bonds (Mortgage-Backed Securities Program), 2006 Series A (AMT),		
5.4%, 10–1–38	$5,000	$ 5,304,750
Oklahoma Housing Finance Agency, Single Family Mortgage Revenue Bonds (Homeownership Loan Program), 2006 Series B (AMT),		
5.75%, 9–1–36	4,000	4,330,680
Oklahoma County Finance Authority, Retirement Facility Revenue Bonds (Concordia Life Care Community), Series 2005A,		
6.125%, 11–15–25	1,500	1,541,505
		11,176,935
Oregon – 2.16%		
Port of Portland, Oregon (The), Portland International Airport Passenger Facility Charge Revenue Bonds, Series 1999B (AMT),		
5.75%, 7–1–12	5,000	5,291,000
Gilliam County, Oregon, Variable Rate Demand Solid Waste Disposal Revenue Bonds (Waste Management Project), Series 2000A,		
4.15%, 8–1–25	5,000	5,001,050
Myrtle Creek Building Authority, Gross Revenue Bonds, Series 1996A (Myrtle Creek Golf Course Project),		
8.0%, 6–1–21 (B)	3,000	210,000
		10,502,050
Pennsylvania – 2.21%		
Allegheny County Hospital Development Authority, Health System Revenue Bonds (West Penn Allegheny Health System), Series 2000B,		
9.25%, 11–15–22	5,000	5,954,100
The Borough of Langhorne Manor, Higher Education and Health Authority (Bucks County, Pennsylvania), Hospital Revenue Bonds, Series of 1992 (The Lower Bucks Hospital):		
7.3%, 7–1–12	3,370	3,399,218
7.35%, 7–1–22	1,400	1,424,248
		10,777,566

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Rhode Island – 0.30%		
Rhode Island Health and Educational Building Corporation, Hospital Financing Revenue Bonds, St. Joseph Health Services of Rhode Island Issue, Series 1999,		
5.75%, 10–1–14	$1,400	$ 1,470,966
South Carolina – 3.55%		
Tobacco Settlement Revenue Management Authority, Tobacco Settlement Asset-Backed Bonds, Series 2001 B (Tax-Exempt),		
6.375%, 5–15–28	11,750	12,626,668
McCormick County, South Carolina, Hospital Facilities Revenue Refunding and Improvement Bonds, Series 2006 (McCormick Health Care Center Project):		
7.0%, 3–1–18	2,530	2,647,341
8.0%, 3–1–19 (A)	1,720	2,010,852
		17,284,861
Tennessee – 3.64%		
Upper Cumberland Gas Utility District (of Cumberland County, Tennessee): Gas System Revenue Refunding Bonds, Series 2005:		
6.9%, 5–1–29	3,750	3,924,488
6.8%, 5–1–19	1,955	2,044,871
Gas System Revenue Bonds, Series 1996,		
7.0%, 3–1–16	1,400	1,444,548
The Health, Educational and Housing Facilities Board of the County of Sullivan, Tennessee, Hospital Revenue Bonds (Wellmont Health System Project), Series 2002,		
6.25%, 9–1–32	3,930	4,491,243
Tennessee Housing Development Agency, Homeownership Program Bonds, 2006–2 (AMT),		
5.75%, 1–1–37	4,000	4,300,160
The Health, Educational and Housing Facility Board of the County of Shelby, Tennessee, Revenue Bonds (Trezevant Manor Project), Fixed Rate Revenue Bonds, Series 2006A,		
5.75%, 9–1–37	1,500	1,532,865
		17,738,175

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas – 6.48%		
Lubbock Health Facilities Development Corporation:		
Fixed Rate First Mortgage Revenue and Refunding Bonds (Carillon Senior LifeCare Community Project), Series 2005A,		
6.625%, 7–1–36	$5,000	$ 5,168,200
Fixed Rate First Mortgage Revenue Bonds (Carillon, Inc. Project), Series 1999A,		
6.5%, 7–1–19	3,000	3,233,100
Dallas-Fort Worth International Airport Facility Improvement Corporation, American Airlines, Inc., Revenue Refunding Bonds:		
Series 2000A,		
8.5%, 5–1–29	3,500	3,663,100
Series 2000C,		
6.15%, 5–1–29	2,500	2,521,525
North Central Texas Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 1999A, Fixed Rate Bonds:		
7.5%, 11–15–29	4,000	4,520,680
7.25%, 11–15–19	1,000	1,122,870
HFDC of Central Texas, Inc., Retirement Facility Revenue Bonds (Legacy at Willow Bend Project), Series 2006A Fixed Rate Bonds:		
5.75%, 11–1–36	1,500	1,528,605
5.25%, 11–1–12	1,000	1,015,490
5.25%, 11–1–11	500	507,730
Travis County Health Facilities Development Corporation, Retirement Facility Revenue Bonds (Querencia at Barton Creek Project), Series 2005A Fixed Rate Bonds:		
5.65%, 11–15–35	1,250	1,261,438
5.0%, 11–15–14	835	840,494
4.9%, 11–15–13	835	837,939
Tarrant County Cultural Education Facilities Finance Corporation, Retirement Facility Revenue Bonds (Northwest Senior Housing Corporation – Edgemere Project), Series 2006A,		
6.0%, 11–15–36	1,750	1,859,778

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Texas (Continued)		
Denton Independent School District (Denton County, Texas), Unlimited Tax Refunding Bonds, Series 2006,		
0.0%, 8–15–30	$6,000	$ 1,826,280
City of Houston Health Facilities, Development Corporation, Retirement Facility Revenue Bonds (Buckingham Senior Living Community, Inc. Project), Series 2004A, Fixed Rate Bonds,		
7.0%, 2–15–26	1,500	1,670,670
		31,577,899
Virginia – 2.06%		
Norfolk Redevelopment and Housing Authority: Multifamily Rental Housing Facility Revenue Bonds, Series 1996 (1016 Limited Partnership – Sussex Apartments Project),		
8.0%, 9–1–26	3,210	3,337,437
First Mortgage Revenue Bonds (Fort Norfolk Retirement Community, Inc. – Harbor's Edge Project), Series 2004A:		
6.125%, 1–1–35	1,100	1,139,655
6.0%, 1–1–25	500	518,280
Industrial Development Authority of King George County, Virginia, Variable Rate Demand Solid Waste Disposal Revenue Bonds (King George Landfill, Inc. Project), Series 2003A,		
4.1%, 6–1–23	4,000	3,996,040
Fairfax County Economic Development Authority (Virginia), Retirement Community Refunding Revenue Bonds (Greenspring Village, Inc. Facility), Series 2006A,		
4.875%, 10–1–36	1,000	1,013,030
		10,004,442
Washington – 0.64%		
Port of Anacortes, Washington, Revenue and Refunding Bonds, 1998 Series A (AMT),		
5.625%, 9–1–16	3,000	3,115,290
Wisconsin – 0.39%		
City of Superior, Wisconsin, Water Supply Facilities Revenue Refunding Bonds (Superior Water, Light and Power Company Project), Series 1996,		
6.125%, 11–1–21	1,910	1,912,464

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

MUNICIPAL BONDS (Continued)	Principal Amount in Thousands	Value
Wyoming – 0.10%		
Cheyenne Regional Airport Board, First Mortgage Bonds, Tax-Exempt Revenue Refunding Bonds, Series 2005B (AMT), 5.0%, 6–15–16	$460	**$ 469,398**
TOTAL MUNICIPAL BONDS – 95.71%		**$466,098,938**
(Cost: $449,622,077)		

SHORT-TERM SECURITIES		
Commercial Paper – 1.92%		
Forest and Paper Products		
Sonoco Products Co., 5.4%, 10–2–06	9,343	**9,341,599**
Municipal Obligations		
Arizona – 0.02%		
The Industrial Development Authority of the County of Maricopa, Variable Rate Demand Multifamily Housing Revenue Bonds (Gran Victoria Housing LLC Project), Series 2000A (Fannie Mae), 3.75%, 10–5–06	100	**100,000**
Colorado – 2.06%		
Colorado Agricultural Development Authority, Adjustable Rate Industrial Development Revenue Bonds (Royal Crest Dairy, Inc. Project), Series 1998 (UMB Bank, Colorado), 3.95%, 10–4–06	5,200	5,200,000
Exempla General Improvement District, City of Lafayette, Colorado, Special Improvement District No. 02–01, Special Assessment Revenue Refunding and Improvement Bonds, Series 2002 (Wells Fargo Bank, N. A.), 3.75%, 10–5–06	4,040	4,040,000
Colorado Educational and Cultural Facilities Authority, Variable Rate Demand Public Radio Revenue Bonds (Community Wireless of Park City, Inc. Project), Series 2003 (U.S. Bank, National Association), 3.78%, 10–4–06	790	790,000
		10,030,000

See Notes to Schedule of Investments on page 32.

The Investments of Municipal High Income Fund

September 30, 2006

SHORT-TERM SECURITIES (Continued)	Principal Amount in Thousands	Value
Municipal Obligations (Continued)		
Texas – 0.10%		
Bexar County Housing Finance Corporation, Multifamily Housing Revenue Bonds (Mitchell Village Apartments Project), Series 2000A–1 (Fannie Mae),		
3.77%, 10–4–06	$500	$ 500,000
Total Municipal Obligations – 2.18%		10,630,000
TOTAL SHORT-TERM SECURITIES – 4.10%		$ 19,971,599
(Cost: $19,971,599)		
TOTAL INVESTMENT SECURITIES – 99.81%		$486,070,537
(Cost: $469,593,676)		
CASH AND OTHER ASSETS, NET OF LIABILITIES – 0.19%		936,890
NET ASSETS – 100.00%		$487,007,427

Notes to Schedule of Investments

(A) Securities were purchased pursuant to Rule 144A under the Securities Act of 1933 and may be resold in transactions exempt from registration, normally to qualified institutional buyers. At September 30, 2006, the total value of these securities amounted to $2,238,254 or 0.46% of net assets.

(B) Non-income producing as the issuer has either missed its most recent interest payment or declared bankruptcy.

(C) The interest rate is subject to change periodically and inversely based upon prevailing market rates. The interest rate shown is the rate in effect at September 30, 2006.

See Note 1 to financial statements for security valuation and other significant accounting policies concerning investments.

See Note 3 to financial statements for cost and unrealized appreciation and depreciation of investments owned for Federal income tax purposes.

Statement of Assets and Liabilities

MUNICIPAL HIGH INCOME FUND
September 30, 2006
(In Thousands, Except for Per Share Amounts)

ASSETS

Investment securities – at value (cost – $469,594) (Notes 1 and 3)	$486,071
Receivables:	
Interest.	7,796
Fund shares sold.	487
Prepaid and other assets	38
Total assets	494,392

LIABILITIES

Payable for investment securities purchased	6,066
Payable to Fund shareholders	881
Dividends payable.	196
Accrued service fee (Note 2)	92
Accrued shareholder servicing (Note 2).	49
Accrued management fee (Note 2)	14
Accrued accounting services fee (Note 2)	11
Due to custodian.	7
Accrued distribution fee (Note 2)	1
Other.	68
Total liabilities	7,385
Total net assets.	$487,007

NET ASSETS

$1.00 par value capital stock:	
Capital stock	$ 95,542
Additional paid-in capital	403,701
Accumulated undistributed income (loss):	
Accumulated undistributed net investment income.	317
Accumulated undistributed net realized loss on	
investment transactions	(29,030)
Net unrealized appreciation in value of investments.	16,477
Net assets applicable to outstanding units of capital.	$487,007
Net asset value per share (net assets divided by shares outstanding):	
Class A	$5.10
Class B	$5.10
Class C	$5.10
Class Y	$5.10
Capital shares outstanding:	
Class A	91,615
Class B	1,395
Class C	2,511
Class Y	21
Capital shares authorized	300,000

See Notes to Financial Statements.

Statement of Operations

MUNICIPAL HIGH INCOME FUND
For the Fiscal Year Ended September 30, 2006
(In Thousands)

INVESTMENT INCOME

Income (Note 1B):	
Interest and amortization.	$25,653
Expenses (Note 2):	
Accounting services fee	134
Audit fees.	25
Custodian fees.	17
Distribution fee:	
Class A	16
Class B	51
Class C	81
Investment management fee.	2,360
Legal fees	127
Service fee:	
Class A	1,044
Class B	17
Class C	27
Shareholder servicing:	
Class A	395
Class B	12
Class C	24
Class Y	—*
Other	215
Total expenses	4,545
Net investment income	21,108

**REALIZED AND UNREALIZED GAIN
ON INVESTMENTS (NOTES 1 AND 3)**

Realized net gain on investments.	1,761
Unrealized appreciation in value of investments during the period	9,050
Net gain on investments	10,811
Net increase in net assets resulting from operations	$31,919

*Not shown due to rounding.

See Notes to Financial Statements.

Statement of Changes in Net Assets

MUNICIPAL HIGH INCOME FUND
(In Thousands)

	For the fiscal year ended September 30,	
	2006	**2005**
INCREASE IN NET ASSETS		
Operations:		
Net investment income	$ 21,108	$ 20,989
Realized net gain on investments	1,761	1,811
Unrealized appreciation	9,050	6,491
Net increase in net assets resulting from operations	31,919	29,291
Distributions to shareholders from (Note 1D):[1]		
Net investment income:		
Class A	(20,435)	(20,363)
Class B	(266)	(264)
Class C	(413)	(304)
Class Y	(5)	(5)
Realized gains on investment transactions:		
Class A	(—)	(—)
Class B	(—)	(—)
Class C	(—)	(—)
Class Y	(—)	(—)
	(21,119)	(20,936)
Capital share transactions (Note 5)	53,682	17,200
Total increase	64,482	25,555
NET ASSETS		
Beginning of period	422,525	396,970
End of period	$487,007	$422,525
Undistributed net investment income	$ 317	$ 328

(1)See "Financial Highlights" on pages 36 - 39.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class A Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96
Income (loss) from investment operations:					
Net investment income	0.24	0.26	0.26	0.26	0.26
Net realized and unrealized gain (loss) on investments.	0.12	0.10	0.05	(0.12)	(0.01)
Total from investment operations	0.36	0.36	0.31	0.14	0.25
Less distributions from:					
Net investment income	(0.24)	(0.26)	(0.26)	(0.26)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.24)	(0.26)	(0.26)	(0.26)	(0.26)
Net asset value, end of period	$5.10	$4.98	$4.88	$4.83	$4.95
Total return[1]	7.37%	7.45%	6.66%	3.02%	5.35%
Net assets, end of period (in millions)	$467	$407	$386	$407	$431
Ratio of expenses to average net assets	0.98%	0.97%	0.95%	0.96%	1.03%
Ratio of net investment income to average net assets	4.72%	5.18%	5.41%	5.54%	5.39%
Portfolio turnover rate.	29%	24%	28%	23%	23%

(1)Total return calculated without taking into account the sales load deducted on an initial purchase.

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class B Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	2005	2004	2003	2002
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96
Income (loss) from investment operations:					
Net investment income	0.19	0.21	0.22	0.22	0.22
Net realized and unrealized gain (loss) on investments.	0.12	0.10	0.05	(0.12)	(0.01)
Total from investment operations	0.31	0.31	0.27	0.10	0.21
Less distributions from:					
Net investment income	(0.19)	(0.21)	(0.22)	(0.22)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.21)	(0.22)	(0.22)	(0.22)
Net asset value, end of period	$5.10	$4.98	$4.88	$4.83	$4.95
Total return	6.47%	6.53%	5.75%	2.15%	4.46%
Net assets, end of period (in millions)	$7	$7	$6	$6	$5
Ratio of expenses to average net assets	1.82%	1.83%	1.81%	1.80%	1.85%
Ratio of net investment income to average net assets	3.89%	4.31%	4.55%	4.71%	4.56%
Portfolio turnover rate.	29%	24%	28%	23%	23%

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND

Class C Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96
Income (loss) from investment operations:					
Net investment income	0.19	0.21	0.22	0.22	0.22
Net realized and unrealized gain (loss) on investments.	0.12	0.10	0.05	(0.12)	(0.01)
Total from investment operations	0.31	0.31	0.27	0.10	0.21
Less distributions from:					
Net investment income	(0.19)	(0.21)	(0.22)	(0.22)	(0.22)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.19)	(0.21)	(0.22)	(0.22)	(0.22)
Net asset value, end of period	$5.10	$4.98	$4.88	$4.83	$4.95
Total return	6.43%	6.49%	5.71%	2.16%	4.49%
Net assets, end of period (in millions)	$13	$9	$5	$5	$5
Ratio of expenses to average net assets	1.86%	1.87%	1.85%	1.80%	1.84%
Ratio of net investment income to average net assets	3.82%	4.26%	4.49%	4.70%	4.58%
Portfolio turnover rate.	29%	24%	28%	23%	23%

See Notes to Financial Statements.

Financial Highlights

MUNICIPAL HIGH INCOME FUND
Class Y Shares
For a Share of Capital Stock Outstanding Throughout Each Period:

	For the fiscal year ended September 30,				
	2006	**2005**	**2004**	**2003**	**2002**
Net asset value, beginning of period	$4.98	$4.88	$4.83	$4.95	$4.96
Income (loss) from investment operations:					
Net investment income	0.25	0.27	0.27	0.27	0.26
Net realized and unrealized gain (loss) on investments.	0.12	0.10	0.05	(0.12)	(0.01)
Total from investment operations	0.37	0.37	0.32	0.15	0.25
Less distributions from:					
Net investment income	(0.25)	(0.27)	(0.27)	(0.27)	(0.26)
Capital gains	(0.00)	(0.00)	(0.00)	(0.00)	(0.00)
Total distributions	(0.25)	(0.27)	(0.27)	(0.27)	(0.26)
Net asset value, end of period	$5.10	$4.98	$4.88	$4.83	$4.95
Total return	7.61%	7.67%	6.87%	3.17%	5.35%
Net assets, end of period (in thousands)	$105	$97	$83	$8,801	$8,646
Ratio of expenses to average net assets	0.75%	0.76%	0.75%	0.80%	0.63%
Ratio of net investment income to average net assets	4.96%	5.38%	5.78%	5.76%	5.68%
Portfolio turnover rate.	29%	24%	28%	23%	23%

See Notes to Financial Statements.

Notes to Financial Statements

September 30, 2006

NOTE 1 – Significant Accounting Policies

Waddell & Reed Advisors Municipal High Income Fund, Inc. (the Fund) is registered under the Investment Company Act of 1940 as a diversified, open-end management investment company. Its investment objective is to seek to provide a high level of income which is not subject to Federal income tax. The following is a summary of significant accounting policies consistently followed by the Fund in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America.

A. Security valuation – Municipal bonds and the taxable obligations in the Fund's investment portfolio are not listed or traded on any securities exchange. Therefore, municipal bonds are valued using a pricing system provided by a pricing service or dealer in bonds. Restricted securities and securities for which quotations are not readily available or are deemed not to be reliable because of significant events or circumstances identified between the closing of their principal markets and the closing of the New York Stock Exchange are valued at fair value as determined in good faith under procedures established by and under the general supervision of the Fund's Board of Directors. Management's valuation committee makes fair value determinations for the Fund, subject to the supervision of the Board of Directors. Short-term debt securities, whether taxable or nontaxable, purchased with less than 60 days to maturity, are valued at amortized cost, which approximates market value. Short-term debt securities denominated in foreign currencies are valued at amortized cost in that currency.

B. Security transactions and related investment income – Security transactions are accounted for on the trade date (date the order to buy or sell is executed). Securities gains and losses are calculated on the identified cost basis. Original issue discount (as defined in the Internal Revenue Code) and premiums on the purchase of bonds are amortized for both financial and tax reporting purposes over the remaining lives of the bonds. Interest income is recorded on the accrual basis. See Note 3 – Investment Security Transactions.

C. Federal income taxes – The Fund intends to distribute all of its net investment income and capital gains to its shareholders and otherwise qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. The Fund intends to pay distributions as required to avoid imposition of excise tax. Accordingly, provision has not been made for Federal income taxes. In addition, the Fund intends to meet requirements of the Internal Revenue Code which will permit it to pay dividends from net investment income, substantially all of which will be exempt from Federal income tax. See Note 4 – Federal Income Tax Matters.

D. Dividends and distributions – All of the Fund's net investment income is declared and recorded by the Fund as dividends payable on each day to shareholders of record as of the close of the preceding business day. Net investment income dividends and capital gains distributions are determined in accordance with income tax regulations which may differ from accounting principles generally accepted in the United States of America. These differences are due to differing treatments for items such as deferral of wash sales and post-October losses, net operating losses and expiring capital loss carryovers.

E. Recently issued accounting standards – In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109 (FIN 48). FIN 48 prescribes the minimum recognition threshold a tax position must meet in connection with accounting for uncertainties in income tax positions taken or expected to be taken by an entity, including mutual funds, in a tax return before being measured and recognized in the financial statements. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Fund will adopt FIN 48 during 2007 and its potential impact on the Fund's financial statements, if any, is currently being assessed by management. In September 2006, FASB issued Statement on Financial Accounting Standards (SFAS) No. 157, "Fair Value Measurements." SFAS No. 157 defines fair value for purposes of financial statement presentation, establishes a hierarchy for measuring fair value in generally accepted accounting principles and expands financial statement disclosures about fair value measurements that are relevant to mutual funds. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Fund will adopt SFAS No. 157 during 2008 and its potential impact, if any, on the Fund's financial statements is currently being assessed by management.

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. Actual results could differ from those estimates.

NOTE 2 – Investment Management and Payments to Affiliated Persons

Waddell & Reed Investment Management Company (WRIMCO), a wholly owned subsidiary of Waddell & Reed, Inc. (W&R), serves as the Fund's investment manager. The Fund pays a fee for investment management services. The fee is computed and paid daily based on the net asset value at the close of business. Until September 30, 2006, the fee was payable by the Fund at the annual rates of: 0.525% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion. Effective October 1, 2006, under terms of a settlement agreement reached in July 2006 (see Note 6), the fee will be as follows: 0.485% of net assets up to $500 million, 0.50% of net assets over $500 million and up to $1 billion, 0.45% of net assets over $1 billion and up to $1.5 billion, and 0.40% of net assets over $1.5 billion.

The Fund has an Accounting Services Agreement with Waddell & Reed Services Company (WRSCO), a wholly owned subsidiary of W&R. Under the agreement, WRSCO acts as the agent in providing accounting services and assistance to the Fund and pricing daily the value of shares of the Fund. For these services, the Fund pays WRSCO a monthly fee of one-twelfth of the annual fee shown in the following table:

Accounting Services Fee	
Average Net Asset Level (in millions)	Annual Fee Rate for Each Level
From $ 0 to $ 10	$ 0
From $ 10 to $ 25	$ 11,500
From $ 25 to $ 50	$ 23,100
From $ 50 to $ 100	$ 35,500
From $ 100 to $ 200	$ 48,400
From $ 200 to $ 350	$ 63,200
From $ 350 to $ 550	$ 82,500
From $ 550 to $ 750	$ 96,300
From $ 750 to $1,000	$121,600
$1,000 and Over	$148,500

In addition, for each class of shares in excess of one, the Fund pays WRSCO a monthly per-class fee equal to 2.5% of the monthly accounting services base fee.

The Fund also pays monthly a fee at the annual rate of 0.01% or one basis point for the first $1 billion of net assets with no fee charged for net assets in excess of $1 billion.

For Class A, Class B and Class C shares, the Fund pays WRSCO a monthly per account charge for shareholder servicing of $1.6958 for each shareholder account which was in existence at any time during the prior month, except that, for broker-serviced accounts, effective September 1, 2006, the monthly charge for those accounts became $0.50. With respect to Class Y shares, the Fund pays WRSCO a monthly fee at an annual rate of 0.15% of the average daily net assets of the class for the preceding month. The Fund also reimburses W&R and WRSCO for certain out-of-pocket costs for all classes.

As principal underwriter for the Fund's shares, W&R received gross sales commissions for Class A shares (which are not an expense of the Fund) of $1,078,154. A contingent deferred sales charge (CDSC) may be assessed against a shareholder's redemption amount of Class A, Class B and Class C shares and paid to W&R. During the fiscal year ended September 30, 2006, W&R received $9,213, $5,534 and $8,094 in CDSC for Class A, Class B and Class C shares, respectively. With respect to Class A, Class B and Class C shares, W&R paid sales commissions of $774,094 and all expenses in connection with the sale of Fund shares, except for registration fees and related expenses.

Under a Distribution and Service Plan for Class A shares adopted by the Fund pursuant to Rule 12b–1 under the Investment Company Act of 1940, the Fund may pay monthly a distribution and/or service fee to W&R in an amount not to exceed 0.25% of the Fund's Class A average annual net assets. The fee is to be paid to reimburse W&R for amounts it expends in connection with the distribution of the Class A shares and/or provision of personal services to Fund shareholders and/or maintenance of shareholder accounts.

Under the Distribution and Service Plan adopted by the Fund for Class B and Class C shares, respectively, the Fund may pay W&R a service fee of up to 0.25%, on an annual basis, of the average daily net assets of the class to compensate W&R for providing services to shareholders of that class and/or maintaining shareholder accounts for that class and a distribution fee of up to 0.75%, on an annual basis, of the average daily net assets of the class to compensate W&R for distributing the shares of that class.

The Fund paid Directors' regular compensation of $25,061, which is included in other expenses.

W&R is a subsidiary of Waddell & Reed Financial, Inc., a public holding company, and a direct subsidiary of Waddell & Reed Financial Services, Inc., a holding company.

NOTE 3 – Investment Security Transactions

Purchases of investment securities, other than U.S. government obligations and short-term securities, aggregated $182,487,221, while proceeds from maturities and sales aggregated $122,916,890. Purchases of short-term securities aggregated $2,282,426,142, while proceeds from maturities and sales aggregated $2,273,972,094. No U.S. government obligations were purchased or sold during the fiscal year ended September 30, 2006.

For Federal income tax purposes, cost of investments owned at September 30, 2006 was $469,276,471, resulting in net unrealized appreciation of $16,794,066, of which $23,162,799 related to appreciated securities and $6,368,733 related to depreciated securities.

NOTE 4 – Federal Income Tax Matters

For Federal income tax purposes, the Fund's distributed and undistributed earnings and profit for the fiscal year ended September 30, 2006 and the related capital loss carryover and post-October activity were as follows:

Net ordinary income	$20,828,902
Distributed ordinary income	21,094,622
Undistributed ordinary income	473,406
Realized long-term capital gains	—
Distributed long-term capital gains	—
Undistributed long-term capital gains	—
Capital loss carryover	—
Post-October losses deferred	145,381

Internal Revenue Code regulations permit the Fund to defer into its next fiscal year net capital losses or net long-term capital losses incurred between each November 1 and the end of its fiscal year (post-October losses).

Capital loss carryovers are available to offset future realized capital gain net income for Federal income tax purposes. The following shows the totals by year in which the capital loss carryovers will expire if not utilized.

September 30, 2009	$ 4,281,239
September 30, 2010	11,473,462
September 30, 2011	3,929,709
September 30, 2012	4,152,198
September 30, 2013	5,048,012
Total carryover	$28,884,620

NOTE 5 – Multiclass Operations

The Fund currently offers three classes of shares, Class A, Class B and Class C, each of which have equal rights as to assets and voting privileges. Class Y shares, which are not subject to a sales charge on purchases, are not subject to a Rule 12b–1 Distribution and Service Plan and are subject to a separate shareholder servicing fee structure, were closed to new and additional investments. A comprehensive discussion of the terms under which shares of each class are offered is contained in the Prospectus and the Statement of Additional Information for the Fund.

Income, non-class specific expenses, and realized and unrealized gains and losses are allocated daily to each class of shares based on the value of their relative net assets as of the beginning of each day adjusted for the prior day's capital share activity. Transactions in capital stock are summarized below. Amounts are in thousands.

	For the fiscal year ended September 30,	
	2006	**2005**
Shares issued from sale of shares:		
Class A	16,990	9,506
Class B	208	296
Class C	1,277	1,039
Class Y	—*	2
Shares issued from reinvestment of dividends and/or capital gains distribution:		
Class A	3,226	3,215
Class B	41	41
Class C	74	55
Class Y	1	1
Shares redeemed:		
Class A	(10,262)	(10,172)
Class B	(185)	(186)
Class C	(681)	(340)
Class Y	(—)*	(1)
Increase in outstanding capital shares	10,689	3,456
Value issued from sale of shares:		
Class A	$85,284	$47,150
Class B	1,042	1,467
Class C	6,414	5,143
Class Y	1	11
Value issued from reinvestment of dividends and/or capital gains distribution:		
Class A	16,195	15,920
Class B	206	203
Class C	373	274
Class Y	4	5
Value redeemed:		
Class A	(51,490)	(50,364)
Class B	(927)	(923)
Class C	(3,419)	(1,683)
Class Y	(1)	(3)
Increase in outstanding capital	$53,682	$17,200

*Not shown due to rounding.

NOTE 6 – Regulatory and Litigation Matters

On July 24, 2006, WRIMCO, W&R and WRSCO (collectively, Waddell & Reed) reached a settlement with each of the SEC, the New York Attorney General (NYAG) and the Securities Commissioner of the State of Kansas to resolve proceedings brought by each regulator in connection with its investigation of frequent trading and market timing in certain Waddell & Reed Advisors Funds.

Under the terms of the SEC's cease-and desist order (SEC Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among other provisions Waddell & Reed has agreed to: pay $40 million in disgorgement and $10 million in civil money penalties; cease and desist from violations of the antifraud provisions and certain other provisions of the federal securities laws; maintain certain compliance and ethics oversight structures; retain an independent consultant to periodically review Waddell & Reed's supervisory, compliance, control and other policies and procedures; and retain an independent distribution consultant (described below). According to the SEC Order, the SEC found that some market timers made profits in some of the Waddell & Reed Advisors Funds, and that this may have caused some dilution in those Funds. Also, the SEC found that Waddell & Reed failed to make certain disclosures to the Waddell & Reed Advisors Funds' Boards of Directors and shareholders regarding the market timing activity and Waddell & Reed's acceptance of service fees from some market timers.

The Assurance of Discontinuance with the NYAG (NYAG Settlement), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, among its conditions requires that Waddell & Reed: reduce the aggregate investment management fees paid by the Waddell & Reed Advisors Funds and by W&R Target Funds, Inc. (the Funds) by $5 million per year for five years, for a projected total of $25 million in investment management fee reductions; bear the costs of an independent fee consultant to be retained by the Funds to review and consult regarding the Funds' investment management fee arrangements; and make additional investment management fee-related disclosures to Fund shareholders. The NYAG Settlement also effectively requires that the Funds implement certain governance measures designed to maintain the independence of the Funds' Boards of Directors and appoint an independent compliance consultant responsible for monitoring the Funds' and WRIMCO's compliance with applicable laws.

The consent order issued by the Securities Commissioner of the State of Kansas (Kansas Order), pursuant to which Waddell & Reed neither admitted nor denied any of the findings contained therein, requires Waddell & Reed to pay a fine of $2 million to the Office of the Commissioner.

The SEC Order further requires that the $50 million in settlement amounts described above will be distributed in accordance with a distribution plan developed by an independent distribution consultant, in consultation with Waddell & Reed, and that is agreed to by the SEC staff and the Funds' Disinterested Directors. The SEC Order requires that the independent distribution consultant develop a methodology and distribution plan pursuant to which Fund shareholders shall receive their proportionate share of losses, if any, suffered by the Funds due to market timing. Therefore, it is not currently possible to specify which particular Fund shareholders or groups of Fund shareholders will receive distributions of those settlement monies or in what proportion and amounts.

The foregoing is only a summary of the SEC Order, NYAG Settlement and Kansas Order. A copy of the SEC Order is available on the SEC's website at www.sec.gov. A copy of the SEC Order, NYAG Settlement and Kansas Order is available as part of the Waddell & Reed Financial, Inc. Form 8-K as filed on July 24, 2006.

In addition, pursuant to the terms of agreement in the dismissal of separate litigation, Waddell & Reed has also agreed to extend the reduction in the aggregate investment management fees paid by the Funds, as described above, for an additional five years.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders,
Waddell & Reed Advisors Municipal High Income Fund, Inc.:

We have audited the accompanying statement of assets and liabilities, including the schedule of investments, of Waddell & Reed Advisors Municipal High Income Fund, Inc. (the "Fund") as of September 30, 2006, and the related statement of operations for the year then ended, the statements of changes in net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. The Fund is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Fund's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of September 30, 2006, by correspondence with the custodian and brokers; where replies were not received from brokers, we performed other auditing procedures. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Waddell & Reed Advisors Municipal High Income Fund, Inc. as of September 30, 2006, the results of its operations for the year then ended, the changes in its net assets for each of the two years in the period then ended, and the financial highlights for each of the five years in the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP
Kansas City, Missouri
November 16, 2006

Income Tax Information

September 30, 2006

Dividends are declared and recorded by the Fund on each day the New York Stock Exchange is open for business. Dividends are paid monthly.

Exempt Interest Dividends – The exempt interest portion of dividends paid represents the distribution of state and municipal bond interest and is exempt from Federal income taxation.

The table below shows the taxability of dividends paid during the fiscal year ended September 30, 2006:

	PERCENTAGE OF AMOUNTS PAID REPORTABLE AS:					
	For Individuals			For Corporations		
	Long-Term			Long-Term		
Record Date	Non-Qualifying	Capital Gain	Exempt Interest	Non-Qualifying	Capital Gain	Exempt Interest
	Class A, B, C and Y					
October 2005 through December 2005	1.54502%	—%	98.45498%	1.54502%	—%	98.45498%
January 2006 through September 2006	3.35244%	—%	96.64756%	3.35244%	—%	96.64756%

NON-QUALIFYING DIVIDENDS – The non-qualifying portion of distributions represents the taxable portion of dividends paid and does not qualify for the dividends received deduction for corporations.

The actual taxable amount of dividends will be reported to you on Form 1099-DIV and the non-taxable amount of dividends plus the amount that may be subject to alternative minimum tax will be reported to you on Form 1099-INT after the close of the applicable calendar year.

Income from the Fund may be subject to the alternative minimum tax. Shareholders are advised to consult with their tax adviser concerning the tax treatment of dividends and distributions from the Fund.

The Board of Directors of Waddell & Reed Advisors Municipal High Income Fund, Inc.

Each of the individuals listed below serves as a director for the Fund, and for the other portfolios within the Waddell & Reed Advisors Funds (22 portfolios), Waddell & Reed InvestEd Portfolios, Inc. (three portfolios) and W&R Target Funds, Inc. (21 portfolios) (collectively, the Advisors Fund Complex), except that Robert L. Hechler is not a Director of W&R Target Funds, Inc. The Advisors Fund Complex, together with the Ivy Family of Funds, comprise the Waddell & Reed/ Ivy Fund Complex (Fund Complex). The Ivy Family of Funds consists of the portfolios in the Ivy Funds (14 portfolios) and Ivy Funds, Inc. (12 portfolios).

A director is "interested" by virtue of his or her current or former engagement as an officer of Waddell & Reed Financial, Inc. (WDR) or its wholly owned subsidiaries, including the funds' investment advisor, WRIMCO; the funds' principal underwriter, W&R; and the funds' transfer agent, WRSCO, as well as by virtue of their personal ownership of shares of WDR. The other directors (more than a majority of the total number) are disinterested; that is, they are not employees or officers of, and have no financial interest in, WDR or any of its wholly owned subsidiaries, including W&R, WRIMCO and WRSCO. Each director serves an indefinite term, until he or she dies, resigns, is removed or becomes disqualified.

David P. Gardner serves as the Independent Chairman of the Fund's Board and of the board of directors of the other funds in the Advisors Fund Complex.

Additional Information about Directors

The Statement of Additional Information (SAI) for the Fund includes additional information about the Fund's directors. The SAI is available without charge, upon request, by calling 1.888.WADDELL. It is also available on the Waddell & Reed website, www.waddell.com.

DISINTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
James M. Concannon 6300 Lamar Avenue Overland Park, KS 66202 Age: 59	Director since 1997	Professor of Law, Washburn Law School (1998 to present); Formerly, Dean, Washburn Law School (until 2001)	Director, Kansas Legal Services for Prisoners, Inc.
John A. Dillingham 4040 Northwest Claymont Dr. Kansas City, MO 64116 Age: 67	Director since 1997	President and Director, JoDill Corp. (1980 to present) and Dillingham Enterprises, Inc. (1997 to present), both farming enterprises; President, Missouri Institute of Justice	Director, Salvation Army; Advisory Director, UMB Northland Board (Financial Services)
David P. Gardner 6300 Lamar Avenue Overland Park, KS 66202 Age: 73	Director since 1998 Independent Chairman since 2006	Senior Advisor to the President, J. Paul Getty Trust (2004 to present); Professor, University of Utah (until 2005)	None
Linda K. Graves 6300 Lamar Avenue Overland Park, KS 66202 Age: 53	Director since 1995	First Lady of Kansas (until 2003)	Chairman and Director, Greater Kansas City Community Foundation
Joseph Harroz, Jr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 39	Director since 1998	Vice President and General Counsel of the Board of Regents, University of Oklahoma (1996 to present); Adjunct Professor, University of Oklahoma Law School (1997 to present); Managing Member, Harroz Investments, LLC, commercial enterprise investments (1998 to present); Consultant, MTV Associates (2004)	Director and Shareholder, Valliance Bank; Chairman and Director, Ivy Funds, Inc.; Chairman and Trustee, Ivy Funds
John F. Hayes 6300 Lamar Avenue Overland Park, KS 66202 Age: 86	Director since 1988	Shareholder, Gilliland & Hayes, P.A., a law firm; formerly, Chairman, Gilliland & Hayes (until 2003)	Director, Central Bank & Trust; Director, Central Financial Corporation (banking)

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Glendon E. Johnson, Sr. 6300 Lamar Avenue Overland Park, KS 66202 Age: 82	Director since 1985	Chairman and Chief Executive Officer (CEO), Castle Valley Ranches, LLC	Chairman and CEO, Wellness Council of America; Member, Advisory Council of the Boy Scouts of America
Frank J. Ross, Jr. Polsinelli Shalton Welte Suelthaus, L.P. 700 West 47th Street, Ste. 1000 Kansas City, MO 64112 Age: 53	Director since 1996	Shareholder/Director, Polsinelli Shalton Welte Suelthaus, L.P., a law firm (1980 to present)	Director, Columbian Bank & Trust
Eleanor B. Schwartz 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1995	Professor Emeritus, University of Missouri at Kansas City (2003 to present); formerly, Professor of Business Administration, University of Missouri at Kansas City (until 2003)	Director, Ivy Funds, Inc.; Trustee, Ivy Funds
Frederick Vogel III 6300 Lamar Avenue Overland Park, KS 66202 Age: 71	Director since 1985	Member, Board of Directors, The Terra Foundation for American Art (Chicago); Vice President, Treasurer and Trustee, The Layton Art Collection, Inc.; Member of the Directors Advisory Committee for American Art	None

INTERESTED DIRECTORS

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Henry J. Herrmann 6300 Lamar Avenue Overland Park, KS 66202 Age: 63	Director since 1998 President since 2001	CEO of WDR (2005 to present); President, CEO and Chairman of WRIMCO (1993 to present); President, CEO and Chairman of Ivy Investment Management Company (IICO), an affiliate of WDR (2002 to present); formerly, President and Chief Investment Officer (CIO) of WDR, WRIMCO and IICO (until 2005); President and Director/Trustee of each of the funds in the Fund Complex	Director of WDR, WRSCO and Waddell & Reed; Director, Ivy Funds, Inc.; Trustee, Ivy Funds; Director, Austin, Calvert & Flavin, Inc., an affiliate of WRIMCO; Director, Ivy Services Inc. (ISI), an affiliate of IICO
Robert L. Hechler 6300 Lamar Avenue Overland Park, KS 66202 Age: 69	Director since 1998	Consultant of WDR and Waddell & Reed (2001 to present); formerly, Director of WDR (until 2003); formerly, Executive Vice President and Chief Operating Officer of WDR (until 2001); formerly, President and Chief Executive Officer of Waddell & Reed (until 2001); formerly, Principal Financial Officer, Treasurer and Director of Waddell & Reed (until 2001); formerly, Executive Vice President, Principal Financial Officer, Treasurer and Director of WRIMCO (until 2001); formerly, Treasurer and Director of WRSCO (until 2001)	None

OFFICERS

The Board has appointed officers who are responsible for the day-to-day business decisions based on policies it has established. The officers serve at the pleasure of the Board. In addition to Mr. Herrmann, who is President, the Fund's officers are:

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Mara D. Herrington 6300 Lamar Avenue Overland Park, KS 66202 Age: 42	Vice President since 2006 Secretary since 2006	Vice President and Secretary of each of the funds in the Fund Complex (since 2006); Vice President of WRIMCO and IICO (since 2006); formerly, Vice President and Associate General Counsel, Deutsche Investment Management Americas, Inc. (1994 to 2005).	None
Theodore W. Howard 6300 Lamar Avenue Overland Park, KS 66202 Age: 64	Vice President since 1987 Principal Financial Officer since 2002	Senior Vice President of WRSCO (2001 to present); Vice President (1987 to present), Treasurer and Principal Accounting Officer (1976 to 2006), and Principal Financial Officer (2002 to present) of each of the funds in the Fund Complex	None
Joseph W. Kauten 6300 Lamar Avenue Overland Park, KS 66202 Age: 37	Vice President since 2006 Treasurer since 2006 Principal Accounting Officer since 2006	Vice President, Treasurer and Principal Accounting Officer of each of the funds in the Fund Complex (since 2006); Assistant Treasurer of each of the funds in the Fund Complex (2003 to 2006); Senior Manager, Deloitte & Touche LLP (2001 to 2003).	None

Name, address, age	Position held with Fund and length of service	Principal occupation during the past five years	Other directorships
Kristen A. Richards 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Vice President since 2000 Assistant Secretary since 2006 Associate General Counsel since 2000	Vice President, Associate General Counsel and Chief Compliance Officer of WRIMCO (2000 to present) and IICO (2002 to present); Vice President and Associate General Counsel of each of the funds in the Fund Complex (2000 to present); Assistant Secretary of each of the funds in the Fund Complex (since 2006); formerly, Secretary of each of the funds in the Fund Complex (2000 to 2006)	None
Scott J. Schneider 6300 Lamar Avenue Overland Park, KS 66202 Age: 38	Chief Compliance Officer since 2004	Chief Compliance Officer for each of the Funds in the Fund Complex (2004 to present); formerly, Senior Attorney and Compliance Officer for each of the Funds in the Fund Complex (2000 to 2004)	None
Daniel C. Schulte 6300 Lamar Avenue Overland Park, KS 66202 Age: 40	Vice President since 2000 General Counsel since 2000 Assistant Secretary since 2000	Senior Vice President and General Counsel of WDR, Waddell & Reed, WRIMCO and WRSCO (2000 to present); Senior Vice President and General Counsel of IICO (2002 to present); Vice President, General Counsel and Assistant Secretary of each of the funds in the Fund Complex (2000 to present)	None

Renewal of Investment Management Agreement for Waddell & Reed Advisors Municipal High Income Fund, Inc.

At their meeting on August 28, 29 and 30, 2006, the Directors, including all of the Disinterested Directors, considered and approved the renewal of the existing Investment Management Agreement (Management Agreement) between WRIMCO and the Fund. The Disinterested Directors were assisted in their review by independent legal counsel and met with such counsel separately from representatives of WRIMCO. The Disinterested Directors also received and considered a memorandum from their independent legal counsel regarding the Disinterested Directors' responsibilities in evaluating the Management Agreement. This memorandum explained the regulatory requirements pertaining to the Disinterested Directors' evaluation of the Management Agreement.

Prior to the Board meeting, independent legal counsel sent to WRIMCO a request (Request Letter) for information to be provided to the Directors in connection with their consideration of the continuance of the Management Agreement. WRIMCO provided materials to the Directors that included responses to the Request Letter and other information WRIMCO believed was useful in evaluating continuation of the Management Agreement. The Directors also received reports prepared by an independent consultant, Lipper Inc., relating to the Fund's performance and expenses compared to the performance and expenses of a peer group of comparable funds. At the meeting, the Directors received a presentation from representatives of WRIMCO regarding services provided by it and its affiliates (collectively, W&R) to the Fund. In addition, during the course of the year, WRIMCO had provided information relevant to the Directors' consideration of the continuance of the Management Agreement.

Nature, Extent and Quality of Services Provided to the Fund

The Directors considered the nature, extent and quality of the services provided to the Fund pursuant to the Management Agreement and also the overall fairness of the Management Agreement.

The Directors considered WRIMCO's research and portfolio management capabilities and that W&R also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Directors also considered WRIMCO's practices regarding the selection and compensation of brokers and dealers that execute portfolio transactions for the Fund, those brokers' and dealers' provision of brokerage and research services to WRIMCO, and the benefits derived by the other funds in the Advisors Fund Complex and by other clients of WRIMCO from such services. The Directors also considered the favorable history, reputation, qualification and background of WRIMCO and W&R's extensive administrative, accounting and compliance infrastructure.

Fund Performance, Management Fee and Expense Ratio. The Directors considered the Fund's performance, both on an absolute basis and in relation to the performance of a peer group of comparable mutual funds, as selected by Lipper. The Fund's performance was also compared to relevant market indices and to a Lipper index, as applicable.

The Directors considered the management fees and total expenses of the Fund and also considered the Fund's management fees and total expenses in relation to the management fees and total expenses, respectively, of a peer group of comparable mutual funds. The Directors' review also included consideration of the Fund's management fees at various asset levels, which reflected breakpoints in the management fee structure and average account size information. In addition, the Directors considered the investment management fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds managed by WRIMCO (or its affiliate) with a similar investment objective and similar investment policies and strategies as the Fund (Similar Funds). The Directors also considered the subadvisory fees, if any, paid to WRIMCO (or its affiliate) by other mutual funds advised by WRIMCO (or its affiliate), as well as the management fees, if any, paid by other client accounts managed by WRIMCO (or its affiliate), with a similar investment objective and similar investment policies and strategies as the Fund (Other Accounts).

The Directors considered that Waddell & Reed Advisors Municipal High Income Fund's total return performance was higher than the peer group median for the one-, three-, five-, seven-, and ten-year periods and was higher than the Lipper index for all these periods other than the seven-year period.

The Directors considered the range and average of the management fees and expense ratios of the peer group. They considered that the Fund's management fee was lower than the peer group median and that the overall expense ratio was higher than the peer group median on an unadjusted basis and that, when adjusted for the Fund's smaller average account size, the Fund's overall expense ratio was higher than its peer group median. They also considered that, with the breakpoints in the fee schedule, the Fund's effective management fees at various asset levels were lower than the asset-weighted average for its peer group.

The Directors also considered that there were no Similar Funds or Other Accounts managed by WRIMCO or its affiliates with a similar investment objective and similar investment policies and strategies as the Fund.

Profitability and Economies of Scale

The Directors also considered that the Fund's management fee structure includes breakpoints that provide for a reduction of payments to reflect anticipated economies of scale. The Directors also considered the management fee rate reductions to be effective October 1, 2006, for the Fund and certain other funds in the Advisors Fund Complex, and the anticipated impact of the fee rate reduction for the Fund on its investment management fees and overall expense ratio. In concluding that the benefits accruing to WRIMCO and its affiliates by virtue of their relationship to the Fund were reasonable in comparison with the costs of providing the investment management services and the benefits accruing to the Fund, the Directors considered specific data as to WRIMCO's profit or loss with respect to the Fund for a recent period. The Directors also considered WRIMCO's methodology for determining this data.

In determining whether to approve the proposed continuance of the Management Agreement, the Directors considered the best interests of the Fund and the overall fairness of the proposed Management Agreement. The Directors considered the following factors to be of primary importance to their approval of the continuance of the Fund's Management Agreement, without any one factor being dispositive:

- the performance of the Fund compared with the average performance of a peer group of comparable funds and with relevant indices;
- the Fund's investment management fees and total expenses compared with the management fees and total expenses of a peer group of comparable funds;
- the existence or appropriateness of breakpoints in the Fund's management fees;
- the cost/profitability to WRIMCO and any actual or anticipated economies of scale in relation to the services it provides to the Fund;
- the other benefits that accrue to WRIMCO as a result of its relationship to the Fund; and
- the favorable history, reputation, qualification and background of WRIMCO as well as the qualifications of its personnel.

Based on the discussions, considerations and information described generally above, the Board determined that the Fund's Management Agreement is fair and reasonable and that continuance of the Management Agreement was in the best interests of the Fund. In reaching these determinations, the Board concluded that: the nature, extent and quality of the services provided by WRIMCO for the Fund are adequate and appropriate; the Fund's performance was satisfactory; it retained confidence in WRIMCO's overall ability to manage the Fund; and the management fee paid to WRIMCO was reasonable in light of comparative management fee information, the breakpoints in the proposed management fee for the Fund, the services provided by WRIMCO, the costs of the services provided, and the profits realized and other benefits likely to be derived by WRIMCO from its relationship with the Fund.

Annual Privacy Notice

Waddell & Reed, Inc., Waddell & Reed Advisors Group of Mutual Funds and Waddell & Reed InvestEd Portfolios, Inc. (Waddell & Reed) are committed to ensuring their customers have access to a broad range of products and services to help them achieve their personal financial goals. In the course of doing business with Waddell & Reed, customers are requested to share financial information and they may be asked to provide other personal details. Customers can be assured that Waddell & Reed is diligent in its efforts to keep such information confidential.

Recognition of a Customer's Expectation of Privacy

At Waddell & Reed, we believe the confidentiality and protection of customer information is one of our fundamental responsibilities. And while information is critical to providing quality service, we recognize that one of our most important assets is our customers' trust. Thus, the safekeeping of customer information is a priority for Waddell & Reed.

Information Collected

In order to tailor available financial products to your specific needs, Waddell & Reed may request that you complete a variety of forms that require nonpublic personal information about your financial history and other personal details, including but not limited to, your name, address, social security number, assets, income and investments. Waddell & Reed may also gather information about your transactions with us, our affiliates and others.

Categories of Information that may be Disclosed

While Waddell & Reed may disclose information it collects from applications and other forms, as described above, we at Waddell & Reed also want to assure all of our customers that whenever information is used, it is handled with discretion. The safeguarding of customer information is an issue we take seriously.

Categories of Parties to whom we disclose nonpublic personal information

Waddell & Reed may disclose nonpublic personal information about you to the following types of third parties: selectively chosen financial service providers, whom we believe have valuable products or services that could benefit you. Whenever we do this, we carefully review the company and the product or service to make sure that it provides value to our customers. We share the minimum amount of information necessary for that company to offer its product or service. We may also share information with unaffiliated companies that assist us in providing our products and services to our customers; in the normal course of our business (for example, with consumer reporting agencies and government agencies); when legally required or permitted in connection with fraud investigations and litigation; and at the request or with the permission of a customer.

Opt Out Right

If you prefer that we not disclose nonpublic personal information about you to nonaffiliated third parties, you may opt out of those disclosures, that is, you may direct us not to make those disclosures (other than disclosures permitted by law). If you wish to opt out of disclosures to nonaffiliated third parties, please provide a written request to opt out with your name and account number(s) or social security number to: Waddell & Reed, Attn: Opt Out Notices, P.O. Box 29220, Shawnee Mission, Kansas 66201. You may also call 1–888-Waddell and a Client Services Representative will assist you.

Confidentiality and Security

We restrict access to nonpublic personal information about you to those employees who need to know that information to provide products and services to you. We maintain physical, electronic, and procedural safeguards that comply with federal standards to guard your nonpublic personal information. If you decide to close your account(s) or become an inactive customer, we will adhere to the privacy policies and practices as described in this notice.

Proxy Voting Information

Proxy Voting Guidelines

A description of the policies and procedures Waddell & Reed Advisors Group of Mutual Funds uses to determine how to vote proxies relating to portfolio securities is available (i) without charge, upon request, by calling 1.888.WADDELL and (ii) on the Securities and Exchange Commission's (SEC) website at www.sec.gov.

Proxy Voting Records

Information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available on Form N-PX through Waddell & Reed's website at www.waddell.com and on the SEC's website at www.sec.gov.

Quarterly Portfolio Schedule Information

A complete schedule of portfolio holdings for the first and third quarters of each fiscal year will be filed with the Securities and Exchange Commission (SEC) on the Fund's Form N-Q. This form may be obtained in the following ways:

■ On the SEC's website at www.sec.gov.
■ For review and copy at the SEC's Public Reference Room in Washington, DC. Information on the operations of the Public Reference Room may be obtained by calling 1.800.SEC.0330.
■ On Waddell & Reed's website at www.waddell.com.

Householding Notice

If you currently receive one copy of the shareholder reports and prospectus for your household (even if more than one person in your household owns shares of the Fund) and you would prefer to receive separate shareholder reports and prospectuses for each account holder living at your address, you can do either of the following:

Fax your request to 800.532.2749.

Write to us at the address listed on the back cover.

Please list each account for which you would like to receive separate shareholder reports and prospectus mailings. We will resume sending separate documents within 30 days of receiving your request.

This page is for your notes and calculations.

The Waddell & Reed Advisors Funds Family

Global/International Funds
    Waddell & Reed Advisors Global Bond Fund
    Waddell & Reed Advisors International Growth Fund

Domestic Equity Funds
    Waddell & Reed Advisors Accumulative Fund
    Waddell & Reed Advisors Core Investment Fund
    Waddell & Reed Advisors Dividend Income Fund
    Waddell & Reed Advisors New Concepts Fund
    Waddell & Reed Advisors Small Cap Fund
    Waddell & Reed Advisors Tax-Managed Equity Fund
    Waddell & Reed Advisors Value Fund
    Waddell & Reed Advisors Vanguard Fund

Fixed Income Funds
    Waddell & Reed Advisors Bond Fund
    Waddell & Reed Advisors Government Securities Fund
    Waddell & Reed Advisors High Income Fund
    Waddell & Reed Advisors Limited-Term Bond Fund
    Waddell & Reed Advisors Municipal Bond Fund
    Waddell & Reed Advisors Municipal High Income Fund

Money Market Funds
    Waddell & Reed Advisors Cash Management

Specialty Funds
    Waddell & Reed Advisors Asset Strategy Fund
    Waddell & Reed Advisors Continental Income Fund
    Waddell & Reed Advisors Energy Fund
    Waddell & Reed Advisors Retirement Shares
    Waddell & Reed Advisors Science and Technology Fund

1.888.WADDELL
Visit us online at www.waddell.com

Investors should consider the investment objectives, risks, charges and expenses of a fund carefully before investing. For a prospectus containing this and other information for the Waddell & Reed Advisors Funds, call your financial advisor or visit us online at www.waddell.com. Please read the prospectus carefully before investing.



WADDELL & REED
Advisors Funds

6300 Lamar Avenue
P.O. Box 29217
Shawnee Mission, KS 66201-9217

www.waddell.com

Waddell & Reed, Inc.

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